

February 20, 2015

Via E-mail
Mr. Ram Mukunda
President and Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814

> **Re:** **India Globalization Capital, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 2, 2015**
> **File No. 333-201822**

Dear Mr. Mukunda:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you plan to expand into the legal cannabis industry. We also note your plans for Midtown Partners & Co, LLC, in this regard, as described in Exhibit 99.1 to your Form 8-K filed December 23, 2014, including your belief it will be the "first broker dealer to focus its equity research, capital markets and investment banking on the emerging legal cannabis industry." Please revise your registration statement to clearly describe your business plans in the legal cannabis industry and the risks to the company from engaging in this business, including possible law enforcement consequences under federal and state laws.

Risks Related to Our Business and Expansion Strategy, page 4

2. We note your disclosure on page 5 related to the state and federal laws governing the use and possession of cannabis. Please revise to clearly specify the risks to the company

regarding violations of the federal Controlled Substances Act and any other applicable state laws as they pertain to your business plans.

Incorporation of Certain Documents by Reference, page 18

3. Please incorporate by reference all the Forms 8-K that you filed since the end of your fiscal year to the date you initially filed this registration statement. Refer to Item 12(a)(2) of Form S-3.

Exhibit 5.1, Opinion of Olshan Frome Wolosky LLP

4. We note the statement in the Olshan Frome Wolosky LLP legality opinion that "[w]e express no opinion herein as to the laws of any state or jurisdiction other than the state laws of the State of New York and the federal laws of the United States of America." However, the registrant is incorporated in Maryland. Please have counsel revise the legality opinion to state that the opinion is based on the laws of the State of Maryland. We also note that your legality opinion only covers the registration of common stock. Please also have counsel revise the legality opinion to opine separately on the units and on the warrants. Refer to Staff Legal Bulletin No.19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Spencer G. Feldman, Esq.
        Olshan Frome Wolosky LLP